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                                                      Filed pursuant to Rule 425
                                            Filer: Transmedia Asia Pacific, Inc.
                            Subject Companies: Transmedia Asia Pacific, Inc. and
                                                         Transmedia Europe, Inc.
                  Exchange Act File Nos: Transmedia Asia Pacific, Inc. (0-26368)
                                           and Transmedia Europe, Inc. (0-24404)


TRANSMEDIA ASIA PACIFIC, INC. AND TRANSMEDIA EUROPE, INC. ANNOUNCE FILING OF PRELIMINARY JOINT PROXY STATEMENT / PROSPECTUS WITH THE
SECURITIES AND EXCHANGE COMMISSION



New York, London and San Francisco, September 20, 2000. Transmedia Asia Pacific, Inc. (Nasdaq symbol: MBTA) and Transmedia Europe, Inc. (collectively the Companies) today announced that they are continuing to work toward completion of their previously announced merger. The Companies signed a definitive merger agreement on December 28, 1999.

Under the terms of the merger agreement, Transmedia Asia Pacific will issue one share of its common stock for each of Transmedia Europe's shares of common stock outstanding.

The merger is subject to a number of conditions, including the approval by stockholders of Transmedia Asia Pacific and Transmedia Europe. The Companies have, today, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission and expect to hold stockholders meetings seeking approval of the merger as soon as practicable following the completion of the Securities and Exchange Commission staff's review of the joint proxy statement/prospectus.

Transmedia Asia Pacific and Transmedia Europe deliver an extensive range of customized on-line and off-line membership based products and services around the world. These products and services include Internet based shopping, travel, leisure, recreation and dining, data and voice communication, healthcare and helpline services including legal, tax and accounting. Additionally, through their jointly owned DBS Direct subsidiary, the Companies are the preferred provider of direct marketing of DirecTV in the United States.

Forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including without limitation the approvals referred to above, continued acceptance of the Companies' existing and new products, technological changes, the Companies' dependence upon third party suppliers, intellectual property rights and other risks

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detailed from time to time in the Companies' periodic reports filed with the
Securities and Exchange Commission.

     This release does not constitute an offering of any securities for sale.

     SOURCE Transmedia Asia Pacific, Inc; Transmedia Europe, Inc.